Exhibit 14(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Dryden National Municipals Fund, Inc.:

We consent to the incorporation by reference, in this registration statement on Form N-14, of our report dated February 28, 2006, on the statement of assets and liabilities, including the portfolio of investments, of the Dryden National Municipals Fund, Inc. (hereafter referred to as the “Fund”), as of December 31, 2005, and the related statement of operations for the year then ended, and the statements of changes in net assets and the financial highlights for each of the years in the two-year period then ended. These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in this registration statement on Form N-14.

KPMG LLP

New York, New York

July 14, 2006